Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Sprint – T-Mobile Employee Partner FAQs

Updated: May 24, 2018

We know you have questions about the Sprint-T-Mobile merger and we’re committed to providing as much information as possible. Please check back often for updates.

This information is for internal use of Sprint employee partners only. Do Not Distribute outside Sprint.

Q: Now that the merger is announced, should I start looking for another job? Won’t we lose our jobs if the merger is approved?

No and no! This is the beginning of our journey, not the end. There will be job opportunities in the new company and there are many reasons to stay at Sprint.

There are only two positions named in the merged company: John Legere will be the CEO and Mike Sievert will be the President and COO.

From there, the new company will select the best employees to fill open positions. Even now some of our senior executives are the result of other mergers and acquisitions. John Saw, Chief Technology Officer, and Dow Draper, Chief Commercial Officer were with Clearwire when Sprint acquired that company. T-Mobile’s current Chief Financial Officer Braxton Carter had been with MetroPCS prior to its merge with T-Mobile. And we have many, many Sprint Partners who joined during the Nextel merger.

The best thing that each of us can do is to stay focused and continue to execute our plan. This will best position you to have a role in the new company after closing of the merger. We have made tremendous progress in our turnaround and FY2017 was our best financial performance in Sprint history. Let’s keep the momentum!

Q: But what if the merger isn’t approved? Won’t this doom Sprint as a standalone company?

Not at all. Think of it this way: when we told the Street in November, 2017 we were planning to go it alone, our stock stabilized. If the merger is not approved we will move forward as a standalone company and our stock will continue to be valued as it is today, based on our performance. We would be well-positioned to be a leader in 5G. That’s why it is so important to deliver our 2018 plan. This will make a stronger Sprint and set us up for even greater success in the future, no matter what happens.

Q: I’m hearing that because T-Mobile is performing better than Sprint, everything will be done the T-Mobile way once the companies are merged. Is that the plan?

T-Mobile deserves a lot of credit for the way they’ve performed and grown the company. But Sprint brings a lot to the table, too. For example, we are deploying innovative technologies such as Massive MIMO in our network, an amazing technology T-Mobile is thinking of ways to expand. We are making strides in our digital strategy and our Enterprise business model and the progress we’ve made over the past year are outstanding.

The proposed merger is really about two companies, which, together, can create a powerhouse in the wireless industry – one that can challenge AT&T and Verizon for industry leadership.

That’s why as a combined company we expect to deliver the first nationwide 5G network, develop new pro-consumer services and create job opportunities.

Q: I heard retention bonuses are being offered. If I don’t get one, does that mean I definitely won’t have a job in the merged company?

We know that all our progress and the momentum we now have is because of our dedicated partners. That’s why we’ve taken so many steps the past couple of years to make Sprint an attractive place to work. The Turnaround Incentive Award made nearly all employees partners; we made enhancements to the 401k program, including a company profit-sharing match; we increased the discount on Employee Stock Purchase Program and we’ve held the costs on health benefits. Unfortunately, our company cannot afford to offer every partner a retention bonus so we’re being very thoughtful about how to approach this limited opportunity. Retention bonuses do not represent any promise of employment in the merged company. Similarly, you should not consider it a sign that you are less valued or wouldn’t be offered a position in the new company if you do not receive a retention bonus. If the merger is approved, the new company will build an attractive compensation program to ensure we attract and retain the best talent to help the new company achieve our goals.

Q: Should I expect change in my current role as a result of the merger agreement?

The announcement has no immediate impact on the way we operate. We must remain focused on our day-to-day responsibilities, meeting and exceeding the needs of our customers and executing our plan.

Together, T-Mobile and Sprint can go further and faster to achieve our goal of becoming the best wireless business in the country, creating a strong competitor and, as a result, new opportunities for employees as part of a stronger, more competitive organization.

Approving this merger is going to take time. We don’t expect to close this merger until the first half of 2019.

We will keep you updated as quickly as we can and with as much information as we can. Return here for more information in the coming weeks and months.

Q: Will there be a job for me in the new company or will my position be eliminated?

This transaction is about growth and we expect that we will be creating jobs. There may be some overlaps, but we’ll choose the best talent from both companies for these roles.

How the merger might affect any particular employee partner is not yet known. That means it is business as usual at Sprint, and we must continue to compete just as fiercely as we always have right up until the close.

Your management team will keep you apprised of any specific information regarding your department or team. In the meantime, it is imperative that we all continue to push forward doing our job every day and keep open and flexible about the future.

Q: If I lose my job because of the merger, what severance benefits would be applicable to me?

The standard benefits available under the Sprint Separation Plan are available to employees until the approval and close of the merger.

Pending approval and after the close of the merger, the Sprint Separation Plan would continue to provide the same benefits for an additional 18 months.

Continue to refer to these FAQs which will be updated as more information becomes available.

Q: I’ve earned 100 percent of my TIA when we achieved a 150-day volume weighted average price (VWAP) of $8 on March 9, 2017. If the deal is approved, what will happen to my TIA?

Your Sprint TIA awards will be converted at closing of the transaction into T-Mobile TIA awards using the exchange ratio. For example, assume you were granted 1,500 Sprint TIA awards on Sept. 21, 2016. On Sept. 21, 2018, you vest in 500 of your Sprint TIA awards. Assume the merger closes on June 30, 2019, without achieving a $10 VWAP and when you have 1,000 Sprint TIA awards outstanding. At closing, without any action on your part, your Sprint TIA awards will be converted into 103 T-Mobile TIA awards, calculated by multiplying 1,000 by the exchange ratio of 0.10256 and rounding up to the nearest whole share. Of these 103 T-Mobile TIA awards, if you remain employed by the combined company, 51 T-Mobile shares will vest at the scheduled vesting date of Sept. 21, 2019 and 52 shares will vest on Sept. 21, 2020, and will be delivered to you net of taxes as soon as practicable after those dates. However, if you are involuntarily terminated without cause within 18 months after the closing date, any unvested shares will be delivered as soon as practicable after your last day worked.

Q: I received my TIA on May 24, 2017 and we have not earned them yet. If the deal closes and we have not yet achieved a 150-day VWAP of $8, what will happen to my TIA?

The Business Combination Agreement we entered into with T-Mobile provides that your Sprint TIA awards will be earned at 100 percent if they have not been earned at the transaction closing. Your Sprint TIA awards will then be converted at closing of the transaction into T-Mobile TIA awards using the exchange ratio. For example, assume you were granted 1,500 Sprint TIA awards that vests 50 percent on May 24, 2021 and 50 percent on May 24, 2022. Assume the merger closes on June 30, 2019, without Sprint achieving an $8 VWAP. At closing, without any action on your part, your Sprint TIA awards will be converted into 154 T-Mobile TIA awards, calculated by multiplying 1,500 by the exchange ratio of 0.10256 and rounding up to the nearest whole share. Of these 154 T-Mobile TIA awards, if you remain employed by the combined company,77 T-Mobile shares will vest at the scheduled vesting date of May 24, 2021 and 77 T- Mobile shares will vest on May 24, 2022, and will be delivered to you net of taxes as soon as practicable after those dates. However, if you are involuntarily terminated without cause within 18 months after the closing date, any unvested shares will be delivered as soon as practicable after your last day worked.

Q: What happens to my RSUs if the deal is approved?

Your Sprint RSU awards will be converted at closing of the transaction into T-Mobile RSUs using the exchange ratio. For example, assume you were granted 3,546 performance-based Sprint RSUs on May 24, 2017 that vest on May 24, 2020. Assume the merger closes on

June 30, 2019. At closing, without any action on your part, your Sprint RSUs will be converted into 364 T-Mobile RSU awards, calculated by multiplying 3,546 by the exchange ratio of 0.10256 and rounding up to the nearest whole share. The Business Combination Agreement we entered into with T-Mobile provides that if merger closing occurs within a performance period the performance conditions will be deemed to have been met at the transaction closing. Those 364 T-Mobile RSUs, therefore, will vest on the scheduled vesting date of May 24, 2020 if you remain employed by the combined company, and will be delivered to you net of taxes as soon as practicable after that date. However, if you are involuntarily terminated without cause within 18 months after the closing date, any unvested shares will be delivered as soon as practicable after your last day worked.

Q: What happens to my stock options if the deal is approved?

Your Sprint stock option awards will be converted at closing of the transaction into T-Mobile stock options using the exchange ratio. For example, assume you were granted an option to purchase 3,000 shares of Sprint stock at an exercise price of $3.44 on May 13, 2016 that vest one-third on each of May 13, 2017, May 13, 2018 and May 13, 2019. Assume the merger closes on June 30, 2019. At closing, without any action on your part, your Sprint stock option will be converted into an option to purchase 307 shares of T-Mobile stock, calculated by multiplying 3,000 by the exchange ratio of 0.10256 and rounding down to the nearest whole share. Your new exercise price will equal $33.55 calculated by dividing $3.44 by the exchange ratio of 0.10256 and rounding up to the nearest whole cent. If you are involuntarily terminated without cause within 18 months following the closing of the transaction, any unvested stock options will vest on your last day worked.

Q: Will my pay (base compensation, bonus, commission, etc.) or benefits change while we are seeking regulatory approval?

During the period before closing, Sprint will operate in the normal course consistent with past practice. This includes Sprint’s compensation practices and benefits.

Q: Is there a payout from T-Mobile if the merger does not go through?

There is no payout or other compensation if the transaction doesn’t go through. Our teams in Washington, D.C. and across the country are busy making the case why this deal will benefit consumers and our economy. We don’t expect to close until the first half of 2019.

Q: What are the details of our roaming agreement with T-Mobile?

For details about the roaming agreement, please take a look at our talking points.

Q: What will happen to Sprint and T-Mobile stores that are right next to each other? Will we be closing stores where there is overlap?

The announcement has no immediate impact on the way we operate. Sprint and T-Mobile are separate companies until this transaction is complete. That means it is business as usual at Sprint, and we must continue to compete just as fiercely as we always have right up until the close.

This transaction is about growth and we expect that we will be creating jobs. There may be some overlaps, but we’ll choose the best talent from both companies for these roles.

Q: Will the Boost locations be flipped to MetroPCS locations?

The announcement has no immediate impact on the way we operate. Sprint and T-Mobile are separate companies until this transaction is complete.

We will decide after closing which of our strong brands will be used to run the business.

Q: Any changes coming to Care or Retail that we can anticipate?

The announcement has no immediate impact on the way we operate. Sprint and T-Mobile are separate companies until this transaction is complete.

This will be one of those mergers that will actually create more jobs than are lost. We plan to create thousands of new U.S. jobs in the coming years.

Q: Each company has a way of doing customer service. Will we take their standard or will they take our standard?

The announcement has no immediate impact on the way we operate. Sprint and T-Mobile are separate companies until this transaction is complete.

The proposed merger is really about two companies, which, together, can create a powerhouse in the wireless industry – one that can challenge AT&T and Verizon for industry leadership.

That’s why as a combined company we expect to deliver the first nationwide 5G network, develop new pro-consumer services and create job opportunities.

Q: Will Sprint customers keep their old rate plans, costs, etc.?

For now, it’s business as usual. Our main focus is meeting and exceeding the needs of our valued customers today, through the close of the transaction and beyond. Once combined, consumers will benefit from better products and services. We’ll have the scale and resources to provide U.S. consumers and businesses with greater competition.

We will provide a faster, more reliable network at lower prices and with better value. As a combined company, we’ll also be able to better serve rural communities and compete in areas well beyond the traditional wireless business, such as home broadband, video and IoT.

Q: What will happen to the Sprint pension plan? Will it transfer over under the new company?

It is too soon to anticipate changes to the plan due to the merger. For more information on the pension plan, please visit the plan description page on i-Connect.

Q: Will we continue to get employee discounts on phones and service after the merger? And what happens to our SWAC sponsored accounts after the merger?

How the merger might affect Employee Wireless Discounts is not yet known.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form

S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T- Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T- Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.